UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

National Holdings Corporation

(Name of Issuer)

Common Stock, par value $0.02 per share

(Title of Class of Securities)

636375206

(CUSIP Number)

Dan Asher

111 W. Jackson Blvd., Suite 2220

Chicago, Illinois 60604

(312) 692-5009

with copies to:

Andrew Freedman, Esq.

Sebastian Alsheimer, Esq.

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 7th, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 636375206

1	NAME OF REPORTING PERSON

Sphinx Trading, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Illinois
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares of Common Stock
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,298,032 shares of Common Stock
PERSON WITH	9	SOLE DISPOSITIVE POWER

0 shares of Common Stock
	10	SHARED DISPOSITIVE POWER

1,298,032 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,298,032 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.55%*
14	TYPE OF REPORTING PERSON

PN

* This percentage is based upon 13,584,593 outstanding shares of Common Stock reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on 8/13/2020.

2

CUSIP No. 636375206

1	NAME OF REPORTING PERSON

Oakmont Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Illinois
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares of Common Stock
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,298,032 shares of Common Stock
PERSON WITH	9	SOLE DISPOSITIVE POWER

0 shares of Common Stock
	10	SHARED DISPOSITIVE POWER

1,298,032 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,298,032 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.55%*
14	TYPE OF REPORTING PERSON

OO

* This percentage is based upon 13,584,593 outstanding shares of Common Stock reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on 8/13/2020.

3

CUSIP No. 636375206

1	NAME OF REPORTING PERSON

Equitec Proprietary Markets, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Illinois
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares of Common Stock
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,358,418 shares of Common Stock
PERSON WITH	9	SOLE DISPOSITIVE POWER

0 shares of Common Stock
	10	SHARED DISPOSITIVE POWER

1,358,418 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,358,418 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.0%*
14	TYPE OF REPORTING PERSON

PN

* This percentage is based upon 13,584,593 outstanding shares of Common Stock reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on 8/13/2020.

4

CUSIP No. 636375206

1	NAME OF REPORTING PERSON

Daniel Asher
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Illinois
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares of Common Stock
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,656,450 shares of Common Stock
PERSON WITH	9	SOLE DISPOSITIVE POWER

0 shares of Common Stock
	10	SHARED DISPOSITIVE POWER

2,656,450 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,656,450 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.55%*
14	TYPE OF REPORTING PERSON

IN

* This percentage is based upon 13,584,593 outstanding shares of Common Stock reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on 8/13/2020.

5

CUSIP No. 636375206

Explanatory Note

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.02 per share (the “Common Stock”), of National Holdings Corporation, a Delaware corporation (the “Issuer”), whose principal executive offices are located at 200 Vesey Street, 25th Floor, New York, New York 10281.

Item 2.	Identity and Background.
(a)	This statement is filed by:
(i)	Sphinx Trading, LP, an Illinois limited partnership (“Sphinx”), with respect to the shares of Common Stock owned directly by it;
(ii)	Oakmont Investments, LLC, an Illinois limited liability company (“Oakmont”), as the general partner of Sphinx;
(iii)	Equitec Proprietary Markets, LLC, an Illinois limited liability company (“Equitec”), with respect to the shares of Common Stock owned directly by it; and
(iv)	Daniel Asher, as the President of Oakmont and the 50% owner of Equitec.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)               The principal business address of each of Sphinx, Oakmont and Equitec is 111 W. Jackson Blvd., Suite 2220, Chicago, Illinois 60604. Mr. Asher’s principal business address is c/o Equitec Group LLC, 111 W. Jackson Blvd., Suite 2220, Chicago, Illinois 60604.

(c)                The principal business of each of Sphinx and Equitec is trading securities and investing in Capital. The principal business of Oakmont is serving as the general partner of Sphinx. The principal occupation of Mr. Asher is serving as the President of Oakmont and the 50% owner of Equitec.

(d)               During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order finding any violation with respect to federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

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CUSIP No. 636375206

(f)                Each of Sphinx, Oakmont and Equitec is organized under the laws of the State of Illinois. Mr. Asher is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The shares of Common Stock held by each of Sphinx and Equitec were purchased with Mr. Asher’s personal funds in open market purchases, except as otherwise noted. The aggregate purchase price of the 1,298,032 shares of Common Stock held by Sphinx is $4,189,258, excluding brokerage commissions. The aggregate purchase price of the 1,358,418 shares of Common Stock held by Equitec is $4,159,697, excluding brokerage commissions. 382,530 shares of Common Stock owned by Equitec were originally purchased by Equitec Specialists, LLC, an affiliate of Equitec also controlled by Mr. Asher, in 2019 and transferred to Equitec on March 30, 2020 for no consideration.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the shares of Common Stock based on the Reporting Persons’ belief that the shares of Common Stock, when purchased, were undervalued and represented an attractive investment opportunity. The Reporting Persons have recently sought to engage with the Board of Directors of the Issuer (the “Board”) regarding shareholder representation on the Board and certain leadership changes at the Issuer and hope to have a constructive dialogue with the Board on these matters moving forward. The Reporting Persons have also engaged, and expect to continue to engage, in a dialogue with the Issuer’s management and Board about certain strategies aimed at maximizing shareholder value. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons and the availability of shares of Common Stock at prices that would make the purchase or sale of shares of Common Stock desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of shares of Common Stock in the open market, private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional shares of Common Stock, selling some or all of their shares of Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the shares of Common Stock, or changing their intention with respect to any and all matters referred to in Item 4.

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CUSIP No. 636375206

Item 5.	Interest in Securities of Issuer.

The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 13,584,593 shares of Common Stock outstanding as of July 31, 2020, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 13, 2020.

A.	Sphinx

(a)	As of the date hereof, Sphinx beneficially owned 1,298,032 shares of Common Stock

Percentage: Approximately 9.55%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 1,298,032

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 1,298,032

(c)	Sphinx has not entered into any transactions in the shares of Common Stock during the past 60 days.

B.	Oakmont

(a)	As the general partner of Sphinx, Oakmont may be deemed to beneficially own the 1,298,032 shares of Common Stock owned by Sphinx.

Percentage: Approximately 9.55%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 1,298,032

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 1,298,032

(c)	Oakmont has not entered into any transactions in the shares of Common Stock during the past 60 days.

C.	Equitec

(a)	As of the date hereof, Equitec beneficially owned 1,358,418 shares of Common Stock

Percentage: Approximately 10.0%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 1,358,418

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 1,358,418

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CUSIP No. 636375206

(c)	The transactions in the shares of Common Stock by Equitec during the past 60 days are set forth on Schedule A and incorporated herein by reference.

D.	Mr. Asher

(a)	As the President of Oakmont and the 50% owner of Equitec, Mr. Asher may be deemed to beneficially own the (i) 1,298,032 shares of Common Stock owned by Sphinx and (ii) 1,358,418 shares of Common Stock owned by Equitec.

Percentage: Approximately 19.55%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 2,656,450

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 2,656,450

(c)	Mr. Asher has not entered into any transaction in the shares of Common Stock during the past 60 days except for those transactions in the shares of Common Stock made by Equitec on behalf of Mr. Asher during the past 60 days that are set forth on Schedule A and incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On September 17, 2020, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Materials to be Filed as Exhibits.
99.1	Joint Filing Agreement by and among Sphinx Trading, LP, Oakmont Investments, LLC, Equitec Proprietary Markets, LLC and Daniel Asher, dated September 17, 2020.

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CUSIP No. 636375206

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 17, 2020

Sphinx Trading, LP

By:	Oakmont Investments, LLC, its general partner

By:	/s/ Daniel Asher
	Name:	Daniel Asher
	Title:	President

Oakmont Investments, LLC

By:	/s/ Daniel Asher
	Name:	Daniel Asher
	Title:	President

Equitec Proprietary Markets, LLC

By:	/s/ Daniel Asher
	Name:	Daniel Asher
	Title:	Authorized Signatory

/s/ Daniel Asher
Daniel Asher

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CUSIP No. 636375206

SCHEDULE A

Transactions in the Shares of Common Stock During the Past 60 Days

Nature of Transaction	Amount of Securities Purchased/(Sold)_	Price Per Share ($)	Date of Purchase/Sale

Equitec Proprietary Markets, LLC

Purchase of Common Stock	48,467	2.2958	08/27/2020
Purchase of Common Stock	5,997	2.2865	08/28/2020
Purchase of Common Stock	3,755	2.1800	08/31/2020
Purchase of Common Stock	2,512	2.1900	09/01/2020
Purchase of Common Stock	800	2.2100	09/02/2020
Purchase of Common Stock	1,830	2.2000	09/04/2020

11